

September 23, 2009

<u>Via Facsimile (202) 408-6399 and U.S. Mail</u>
Thomas L. Hanley, Esq.
Sonnenschein & Rosenthal LLP
1301 K Street, N .W.
Suite 600, East Tower
Washington, D.D. 20005-3364

> **Re: CNS Response, Inc.**
> **Definitive Proxy on Schedule 14A**
> **Filed September 15, 2009**
> **Additional Definitive Soliciting Materials filed September 18 and 21,**
> **2009**
> **File No. 0-26285**

Dear Mr. Hanley:

We have conducted a limited review of the filings listed above and have the following comments.

<u>General</u>

1.   We note corrective disclosure provided in responses to comments 6, 7, 8, 10, 13 and 14 was included in the filing made on September 21, 2009. Please confirm that you have distributed or will distribute the additional soliciting materials filed in the same manner as the proxy statement.

2.   We note your response to prior comment 16. Revise your materials to clearly state, as done in your response, that proxy holders may exercise their discretion to vote proxy cards on other matters that may come before the meeting only if the proxy holders were unaware of such matters a reasonable time prior to the meeting or adjournment thereof. Please clarify that this limitation on the exercise of discretionary authority will apply both to proxy cards that you may have already received from shareholders and those that are to be sent in by shareholders prior to the meeting.

3.   We note your responses and reissue prior comments 3 and 5. With respect to comment 3, if you believe you have support for the referenced disclosure, please provide it to us supplementally; alternatively, delete the referenced disclosure as requested. With respect to comment 5, we disagree with your conclusion that the

existing disclosure, as presented, is sufficient.

4.   We refer you to your response with respect to bullet point 3 of comment 9. You have not provided the support requested. We partially reissue the comment.

Additional Soliciting Materials filed September 18, 2009

5.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Please provide support for the assertion that "recent revelations in Len's securities filings show that CNS has been damaged by Len's failure to uphold his fiduciary obligations to all shareholders." What are the specific revelations being referenced that support Mr. Carpenter's assertion? Please revise or advise.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions